UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

TRANSLATION FROM SPANISH

MINUTES No. 461: In the City of Buenos Aires, on May 10, 2021, at 11:00 hs, in observance of the Social, Preventive and Mandatory Distancing regime (Distanciamiento Social, Preventivo y Obligatorio) provided for by Emergency Decree No. 235/2021 (Decreto de Necesidad y Urgencia, DNU), as extended, and in line with the recommendations published in Resolution No. 335/2020 issued by the Government of the City of Buenos Aires and in consideration of CNV General Resolution No. 830/2020 authorizing Board of Directors´ Meetings to be remotely held during the health emergency situation and limited free circulation, including those issuers who have not so provided in their By-laws, as in the case of the Company, the Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A. or the Company) held a remote meeting through Microsoft Teams, which allows for simultaneous transmission of sound, images and words during the meeting. Regular Directors Diego Salaverri, Germán Wetzler Malbrán, Carolina Sigwald, Victoria Hitce, María José Wuille-Bille, Carlos Pérez Bello, Carlos Iglesias, Benjamín Navarro, Santiago Fraschina, Federico Bernal, Hernán Ferrera y Santiago López Osornio attended the remote meeting. Also participating in the meeting are the Statutory Auditors Daniel Abelovich, Marcelo Fuxman and Jorge Pardo, representing the Supervisory Committee. Mr. Ricardo Torres, Chief Executive Officer of the Company, Mr. Leandro Montero, Director of Finance and Control, and Mr. Leonardo Viglione, partner of PWC, external auditor of the Company, are also connected.The Meeting was chaired by the Board´s Chairman, Mr. Diego Salaverri, who after verifying quorum, declared the meeting duly held and submitted to the consideration of the Directors the FIRST ITEM of the Agenda as timely informed: […] Thereafter, the SECOND ITEM of the Agenda was submitted to consideration: 2°) Consideration of the Interim Financial Statements as of 03.31.21. The Chairman informs that this item of the Agenda corresponds to consider the Financial Statements and other documentation corresponding to the three-month period ending on March 31, 2021, documentation that was previously distributed to the participants together with the call to this meeting. By virtue of this, he proposes to omit the reading of said documentation, which is unanimously approved by those present, submitting for consideration of the Directors the Condensed Interim Financial Statements as of March 31, 2021 and for the three-month period ended March 31, 2021 and presented on a comparative basis, which include the Interim Condensed Statement of Financial Position, Interim Condensed Statement of Comprehensive Income, Interim Condensed Statement of Changes in Shareholders' Equity, Interim Condensed Statement of Cash Flows, notes, Additional information required by Art. No. 12 (CNV), Informative Summary, information required by the BYMA Regulations, Review Report on Interim Condensed Financial Statements by the Certifying Accountant and Report of the Audit Committee, all for the period ended on March 31, 2021, and moved all attendees to approve them. After discussing, the Board of Directors unanimously RESOLVED TO: (i) Approve all the documents submitted to their consideration under that item of the Agenda; (ii) Take note of the accompanying reports to the approved condensed interim financial statements; and (iii) authorize either the Chairman or Vice-Chairman to sign the Financial Statements corresponding to the period ended March 31, 2021. […] Those present took note of what was reported and there being no further issues to transact, the Chairman thanked those present and concluded the meeting at 12:00 hs.

Undersigning Attendees: Diego Salaverri, Germán Wetzler Malbrán, Carolina Sigwald, Victoria Hitce, María Jose Wuille-Bille, Carlos Perez Bello, Carlos Iglesias, Benjamín Navarro, Santiago Fraschina, Federico Bernal, Hernán Ferrera, Santiago Lopez Osornio, Daniel Abelovich, Marcelo Fuxman y Jorge Pardo.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 12, 2021